Exhibit 3.1

Cocrystal Pharma Inc.

Amendment No. 1 to Amended and Restated Bylaws

Section 7 of the Amended and Restated Bylaws is hereby amended to read in its entirety as follows:

Section 7. Stockholder Quorum and Voting. One third of the aggregate voting power of the outstanding shares of all classes or series of voting stock then entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a specified item of business is required to be voted on by a class or series of stock, one third of the voting power of the outstanding shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the aggregate voting power of the shares present at the meeting in person or by proxy of all classes or series of voting stock and entitled to vote on the subject matter shall be the act of the stockholders unless otherwise provided however that the directors of the Company shall be elected by a plurality of such shares.

After a quorum has been established at a stockholders’ meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

The holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time, to a date within 60 days from the record date.

Effective: June 17, 2025